FORM C Electronic Signature on Behalf of The Herbal Compliance, Co.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Herbal Compliance, Co.

TIN:

_81-5137326_

Fiscal Year End (mm/dd) _12/31_

By:

Charles W. Carpenter
Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Charles W. Carpenter
Print Name
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

Charles W. Carpenter
Signature
CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

June 6, 2017
Date

Certification of a majority of the Board of Directors:

Charles W. Carpenter
Print Name

Charles W. Carpenter
Signature

6-6-2017
Date

Steven M Smith
Print Name

Steven M Smith
Signature

6-6-2017
Date

Jennifer Dixon
Print Name

[signature]
Signature

6/6/17
Date

Brian Gass
Print Name

[signature]
Signature

6-6-2017
Date